June 25, 2014

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Tim Buchmiller, Esq.

Re:	ReWalk Robotics Ltd. (formerly known as Argo Medical Technologies Ltd.)
Confidential Draft Registration Statement on Form F-1
Submitted May 16, 2014
CIK No. 0001607962

Dear Mr. Buchmiller:

On behalf of our client, ReWalk Robotics Ltd., an Israeli company formerly known as Argo Medical Technologies Ltd. (the “Company”), we confidentially submit herewith an amendment (“Amendment No. 1”) to the above-referenced Registration Statement on Form F-1 (the “Registration Statement”) via the Securities and Exchange Commission’s (the “Commission”) EDGAR system. In this letter, we respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Commission contained in the Staff’s letter to the Company dated June 12, 2014 (the “Comment Letter”). For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in Amendment No. 1. Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 1.

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response:

The Company has not had any communications, or authorized anyone to have communications, with potential investors in reliance on Section 5(d) of the Securities Act of 1933 (the “Securities Act”). There have not been any published or distributed research reports about the Company by any broker or dealer participating, or that will participate, in this offering in reliance on Section 2(a)(3) of the Securities Act. If, in the future, the Company or anyone authorized by the Company engages in such communications in reliance on Section 5(d) of the Securities Act, or any broker or dealer participating, or that will participate, in the offering publishes any reports in reliance on Section 2(a)(3) of the Securities Act, the Company will supplementally provide any such communications or research reports to the Staff as requested.

Prospectus Summary

2.	Please disclose here the current regulatory limits on your ability to distribute your products in the United States and elsewhere, as appropriate.

Response:

The Company has revised the disclosure on pages 1 and 57 to describe the regulatory limits on our ability to distribute our products in the United States and elsewhere.

3.	We note your disclosure on page 14 that “currently, no uniform policy of coverage and reimbursement for electronic exoskeleton medical technology exists among third-party payors in the United States or other countries where [you] sell ReWalk.” Please include similar disclosure in an appropriate location in your prospectus summary.

Response:

The Company has revised the disclosure on pages 2 and 58 to indicate that no uniform policy of coverage and reimbursement for electronic exoskeleton medical technology currently exists in the United States or elsewhere and has made conforming changes on page 15.

4.	With a view toward balanced disclosure of the advantages described in your summary, please tell us whether studies or users of your product have revealed any material disadvantages.

Response:

The Company has revised the disclosure on page 13 to include discussion regarding the potential disadvantages of ReWalk.

Our Principal Shareholders

5.	Please generally disclose that you have additional agreements with Yaskawa and describe the material terms of those agreements here.

Response:

The Company has added disclosure on page 7 regarding the material terms of its agreements with Yaskawa.

The Offering

6.	Please clarify whether any of the Series D preferred stock will be issuable to Yaskawa if you complete your offering prior to September 1, 2014. If any of the Series D preferred stock will remain outstanding or be issuable after the closing of your offering, please disclose the material terms of the Series D preferred stock, include risk factors as appropriate, and indicate how many shares of common stock will be issuable upon the conversion of the Series D preferred stock.

Response:

The Company has added disclosure on page 9 clarifying the circumstances in which shares are required to be issued to Yaskawa pursuant to our Series D Preferred Share Purchase Agreement if we complete this offering prior to September 1, 2014. The Company has also revised the disclosure on page 9 to clarify that, to the extent any such shares are issuable to Yaskawa after the completion of this offering, we will issue the same number of ordinary shares rather than preferred shares.

Risks Factors

7.	We note your disclosure in the second paragraph that your product can only be used by users who meet certain criteria. If true, please also indicate that users must also not have balance, brain or vestibular disorders that would affect their sense of balance.

Response:

The Company has added disclosure on page 14 to explain that individuals with balance, brain and vestibular disorders that affect their balance are not eligible to use ReWalk.

8.	The Israeli parliament recently adopted a new rule that will effectively require an Israeli public company that is listed overseas, such as in the United States, to disclose annually the compensation of its top five executive officers on an individual basis regardless of whether the company is listed in Israel. The company must include this disclosure in its annual shareholder meeting notice, in an accompanying public document, or in a company report filed under the law of its foreign listing country. The new rule becomes effective on July 2, 2014. Please revise this risk factor to reflect this new rule.

Response:

The Company has revised the risk factor on page 30 to reflect the recent amendment to the Israeli Companies Law.

Use of Proceeds

9.	Please clarify whether the proceeds will be sufficient to complete the development activities described in this prospectus, including the development of your next generation of ReWalk and/or achievement of any regulatory approvals currently pending.

Response:

The Company has added disclosure on page 38 to explain that it believes that the net proceeds of the offering will be sufficient for it to expand sales, marketing and training infrastructure and for its other current development activities, including adapting ReWalk for other indications and the development of the next generation ReWalk. The Company does not have any pending regulatory approvals for which it intends to designate proceeds from the offering.

Capitalization

10.	Please revise the table to remove the line item for cash and cash equivalents since this item is not part of your capitalization. As an alternative, you may disclose the amount of cash and cash equivalents in the text before the table or in a note to the table.

Response:

The Company has revised the table on page 40 to remove cash and cash equivalents.

Dilution

11.	Please expand the disclosure in this section to also disclose the dilution that will result if the underwriters’ option is exercised.

Response:

The Company has disclosed on page 42 the further dilution that will result if the underwriters’ option is exercised.

Management’s Discussion and Analysis

12.	We note your disclosure that 87% of your systems were purchased by your customers. Please clarify who purchased the remaining systems.

Response:

The Company has added disclosure on pages 2, 45 and 57 to explain that the systems that were not purchased by customers were placed with clinics and distributors for training, market development and clinical testing.

13.	For the periods presented, please indicate how many ReWalk Rehabilitation and ReWalk Personal systems were sold.

Response:

The Company has added disclosure on page 46 providing the number of ReWalk Rehabilitation and ReWalk Personal systems sold for the periods presented.

Business

14.	Please clarify the difference between method and apparatus patent protection.

Response:

The Company has revised its disclosure on pages 2, 58 and 68 to clarify our method and apparatus patent protection.

15.	In an appropriate location in your prospectus please disclose the regulatory approvals you will need to obtain in order for Yaskawa to market your product in the intended Asian markets. Please also disclose where you are in the various regulatory approval processes.

Response:

The Company has added disclosure on page 71 providing the regulatory approvals it will need to obtain in order for Yaskawa to market the Company’s products in the intended Asian markets. The Company has also added disclosure regarding the status of such regulatory approvals.

16.	We note you have contracted with one party for the manufacture of your systems. Please disclose whether there is any customization required in the hardware or software that comprise your systems for each user. If your systems require customization, please clarify how the manufacturing process will be scaleable and where the customization takes place.

Response:

The Company has added disclosure on pages 6 and 62 explaining that ReWalk systems are manufactured pursuant to set specifications, and hardware sizing and software configuration are separate from, and occur after, the systems are manufactured.

17.	Please disclose whether your system allows for side to side actuation.

Response:

The Company has disclosed on pages 1, 5, 57 and 61 that ReWalk does not allow side-to-side actuation, but that users are able to turn by shifting their weight to the side.

18.	Please supplementally provide us with copies of the peer reviewed articles referenced.

Response:

The Company will supplementally provide copies of the peer reviewed articles referenced in Amendment No. 1 via hand delivery.

19.	We note your disclosure in the last paragraph that begins on page 67 that the FDA is exercising enforcement discretion with regard to your position that the ReWalk product, as distributed to medical/rehabilitation institutions, is a Class I device. Please disclose if this is a formal or informal arrangement and include risk factor disclosure as appropriate.

Response:

The FDA’s exercise of enforcement discretion with regard to the Company’s position that ReWalk Rehabilitation as distributed to medical/rehabilitation institutions is a Class I device has been communicated by the FDA through the agency’s conduct, not a formal or informal arrangement. The Company has informed the FDA that it has distributed certain units to rehabilitation facilities. The FDA has acknowledged this information and has permitted the Company’s distribution to rehabilitation facilities to continue during the pendency of its de novo submission. The Company has revised the risk factor on page 23 to identify the risks related to its distribution of ReWalk Rehabilitation in connection with such enforcement discretion.

Management

20.	Please provide the disclosures called for by Item 6.A. of Form 20-F for Mr. Ichiki.

Response:

The Company has revised the disclosure on page 77 to provide the disclosures required by Item 6.A. of Form 20-F.

21.

Under the new Israeli executive compensation rule, an Israeli company that will distribute its 2014 annual shareholder meeting notice after the rule’s effective date (July 2, 2014) will have to provide the required individual executive compensation disclosure for fiscal 2013 either in the 2014 annual shareholder meeting notice or in an accompanying public document (submitted, in either case, under cover of a Form 6-K). An Israeli company that has distributed its 2014 shareholder meeting notice prior to the effective date will be able to wait until 2015 at which time it will have to provide the required individual executive compensation disclosure for fiscal 2014 either in its 2015 annual notice of shareholders meeting or in an accompanying public document (submitted, in either case, under cover of a Form 6-K). Alternatively, such an Israeli company may include the required individual executive compensation disclosure in its Form 20-F for fiscal 2014 and refer to the Form 20-F in its 2015 shareholder meeting notice. Please advise us when and in what format you will first provide the annual compensation of your top five executive officers on an individual basis as required by the new Israeli rule.

Response:

The Company will commence disclosing the annual compensation of its five most highly compensated senior officers on an individual basis as required by the new Israeli rule, at the latest, in its proxy statement for the 2015 Annual Meeting of Shareholders, which will be filed with the Commission under cover of a Form 6-K.

Principal Shareholders

22.	We note your disclosure in the last bullet point on page 8 that you will gross up the number of shares owned by Dr. Goffer so that his ownership interest equals 6% of your valuation. Please tell us how you will show this in your table on page 89.

Response:

The Company has added disclosure to footnote (7) on page 93 that refers to the additional shares included in the “Shares Beneficially Owned After the Offering” column of the “Principal Shareholders” table.

Certain Relationships and Related Party Transactions

23.	Please disclose how you will be compensated for selling Yaskawa’s products.

Response:

The Company has added disclosure on page 96 to explain that the terms of the arrangement whereby the Company is entitled to sell Yaskawa’s future products, including any compensation the Company could receive in respect thereof, have not yet been agreed. The Company expects that it will receive compensation in the form of a percentage discount off of each product’s list price or another customary arrangement.

U.S. and Israeli Tax Consequences for Our Shareholders

24.	We note your statement in the first paragraph that the disclosure contained in this section “is not intended to constitute a complete analysis of all tax consequences” and we note your headings “Certain Israeli Tax Consequences” and “Certain U.S. Federal Income Tax Consequences.” Please revise your disclosure so that it is clear you are disclosing all material U.S. and Israeli tax consequences and add any missing disclosure as appropriate.

Response:

The Company has revised its disclosure on pages 108 through 114 to clarify that it is disclosing all material U.S. and Israeli tax consequences.

Financial Statements

25.	Please tell us the estimated IPO price range. To the extent that there is a significant difference between the estimated grant-date fair values of your common stock during the past twelve months and the estimated IPO price, please tell us each significant factor contributing to the difference.

Response:

The estimated IPO price range has not yet been determined. The Company will provide quantitative and qualitative disclosure to explain any such difference once the Company has disclosed an estimated IPO price.

Exhibits

26.	As appropriate, please file the employment agreements described on page 85 as exhibits. Please refer to paragraph 4 of Instructions to Exhibits at the end of Form 20-F.

Response:

The Company respectfully submits that the employment agreements described on page 87 of Amendment No. 1 are not required to be filed pursuant to the Instructions to Exhibits of Form 20-F because (i) no such agreement is material to the Company, (ii) public filing of the employment agreements is not required in the Company’s home country and (iii) such agreements are not otherwise publicly disclosed.

*    *    *

Please do not hesitate to contact Gary Kashar at (212) 819-8223 or Ariel Greenstein at (212) 819-8758 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP

White & Case LLP